The significant subsidiaries within the WMC Resources Group are:

•	WMC Resources Ltd – Incorporated in Australia, WMC Resources Ltd is the parent holding company as well as an operating entity that owns the nickel mining, processing and marketing operations.

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WMC (Olympic Dam Corporation) Pty Ltd – Incorporated in Australia, this company owns the Olympic Dam Operations which produces high quality refined copper and uranium oxide and gold and silver as co-products. It is wholly owned by WMC Resources Ltd.

•	WMC Fertilizers Pty Ltd – Incorporated in Australia, this company owns the Queensland Fertilizer Operations and fertilizer distribution arm, Hi-Fert Pty Ltd. It is wholly owned by WMC Resources Ltd.

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WMC Finance Limited – Incorporated in Australia, this company’s principal activities are the borrowing and lending of money and other financing activities, including commodity and currency hedging and the selling of gold and silver purchased from related entities. It is wholly owned by WMC Resources Ltd.

•	WMC Finance (USA) Limited – Incorporated in Australia, the principal activity of this company is to hold debt issued in the United States markets. It is wholly owned by WMC Resources Ltd.